TERYL RESOURCES CORP.
Suite 240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Tel: 604.278-5996
Fax: 604.278.3409

April 30, 2012

MANAGEMENT DISCUSSION & ANALYSIS

This discussion and analysis should be read in conjunction with the interim consolidated financial statements and related notes thereto for the nine months ended February 29, 2012 and February 28, 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts in the financial statements and this discussion and analysis are expressed in Canadian dollars, unless otherwise indicated.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A using the terms “may”, “expects to”, “projects”, “estimates”, “plans”, and other terms denoting future possibilities, are forward-looking statements in respect to various issues including upcoming events based upon current expectations, which involve risks and uncertainties that could cause actual outcomes and results to differ materially. The future conduct of our business and the feasibility of our mineral exploration properties are dependent upon a number of factors and there can be no assurance that we will be able to conduct our operations as contemplated and the accuracy of these statements cannot be guaranteed as they are subject to a variety of risks that are beyond our ability to predict or control and which may cause actual results to differ materially from the projections or estimates contained herein. The risks include, but are not limited to, the risks described in this MD&A; those risks set out in our disclosure documents and our annual and quarterly reports; the fact that exploration activities seldom result in the discovery of a commercially viable mineral resource and also require significant amounts of capital to undertake, and the other risks associated with start-up mineral exploration operations with insufficient liquidity, and no historical profitability.

Overview

We are engaged in the acquisition, exploration and development of natural resource properties. We currently have mineral property and oil and gas interests in Alaska, Texas and Kentucky.

We are a reporting issuer in British Columbia and Alberta and trade on the TSX Venture Exchange (the (“TSX.V”) under the symbol “TRC”. We are also listed on the OTC BB under the symbol “TRYLF”.

Our main exploration and development work over the last several years has taken place on the Gil claims, a gold prospect located in the Fairbanks Mining District, Alaska.

Mineral and Exploration Properties

Gil Claims, Fairbanks Mining District, Alaska

Until December 19, 2011 we owned a 20% working interest in 237 claims located in the Gilmore dome area of Fairbanks district of Alaska, known as the Gil mineral property.

Effective December 19, 2011 the Company executed the Asset Purchase Agreement to sell all of its remaining 20% interest in the Gil Venture property to Fairbanks. Fairbanks granted to the Company a production royalty equal to 1% of net smelter returns on all production from the property up to $15,000,000, after which the royalty is equal to 0.5% of the net smelter returns on all production from the property. On December 19, 2011 Fairbanks paid the Company US$2,500,000 as an advance payment of the production royalty. An additional advance payment of royalty of US$1,500,000 will be paid to the Company upon commencement of commercial production from a mine constructed on the property.

West Ridge Claims, Fairbanks Mining District, Alaska

The Westridge Property is a road accessible gold prospect located in the Fairbanks Mining District of Alaska. Creeks in the area such as Dome, Fox, Steamboat, and Flume were mined extensively for placer gold. Limited past exploration in the 1990’s and 2003 show shear and intrusive hosted gold mineralization at the Old Glory Prospect, Black Dome Prospect, East Anomaly, West Anomaly and the Moose Creek Anomaly. The True North Mine (~450,000 ounces of gold) is located two miles to the northeast.

We earned a 100% in the West Ridge mineral claims, comprising approximately 5,200 acres, located in the Dome Creek area of the Fairbanks district of Alaska, which claims are subject to a 1% net smelter return to the State of Alaska. The West Ridge property adjoins Kinross Gold Corp.’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine. During the year ended May 31, 2011, we expended $8,165 (2010 - $Nil) on exploration expenditures on the West Ridge property. During the nine months ended February 29, 2012 we incurred exploration cost of $20,724 on the West Ridge Claims. During the year ended May 31, 2011, we did not write off any exploration and development expenditures; during the year ended May 31, 2010, we wrote off cumulative exploration and development expenditures of $661,615, because in 2010 we did not carry out any exploration work.

As we announced on March 2, 2012, we applied for an exploration program permit to drill five targets on the Westridge property. The 2012 Westridge Exploration Program is designed to test both the placer and lode targets located within the claim block. Previous lode exploration has identified 5 targets within the Westridge Area. Current lode targets include:

1.
Old Glory Prospect - This prospect is a shear and intrusive hosted anomaly located along a northeast-southwest fault. The >50ppb gold-in-soil anomaly is 90 metres x 90 metres punctuated by a 1,155 ppb gold-in-soil sample. Three trenches and two drill holes have tested the prospect. The best drill intercept consisted of 10 metres of 1.6 g/t Au from 121 to 131 metres. The anomaly remains open in all directions and has not been thoroughly tested.

2.
Black Dome Prospect - This prospect is located along the same fault that forms the southern boundary of the True North Deposit. Gold mineralization consists of carbon-rich, Fe-stained schist and eclogite similar to the True North Deposit. Past exploration has been limited.

3.
West Anomaly - The West anomaly covers an area of approximately 1,220 metres (4,000 feet) NW-SE by 914 metres (3,000 feet) NE–SW and is defined by coincident gold and arsenic-in-soils results. Drilling consisted of 5 drill holes totaling 1,650 feet with gold intersections reported at values up to 6 metres (20 feet) of gold grading 0.93 g/t Au.

4.
East Anomaly - The East anomaly extends along a general northeast trend for 2,230 metres (7,000 feet) and represents values from trace up to 1.64 ppm Au in soil Drill results from 5 holes are not currently available.

5.	Moose Creek Anomaly - This anomaly is on trend with the West Anomaly and has not been drill tested.

Mineral exploration is proposed to consist of up to 610 metres (2,000 feet) of shallow core drilling utilizing a narrow diameter AQ core drill to initially test lode targets on the Old Glory Prospect and Moose Creek Anomaly. On positive results, a larger scale reverse circulation drill program will be conducted.

The total cost to complete all two phases of exploration (610 metres lode and 180 metres placer) is estimated to be $200,000. This estimate is subject to a quote pending for drilling services and includes a 10% contingency for each phase.

Management is confident that the Company is well funded for the Westridge Exploration Program.

Fish Creek Claims, Fairbanks Mining District, Alaska

In March 2002, we acquired from Linux Gold Corp., a company with common directors, an option to earn a 50% interest in the thirty Fish Creek claims, located in the Fairbanks Mining District in Alaska, by expending $500,000 US within three years and the issuance of 200,000 common shares, which shares were issued in December 2002. An additional 100,000 shares were issued in February 2007 in payment for an extension of the date on which expenditures were required to be completed to March 5, 2007, which dates was extended to March 5, 2012.

Linux Gold Corp. will retain a 5% net royalty interest until we pay $2,000,000 US and/or back in for a 25% working interest prior to commencement of production. During the year ended May 31, 2010, we wrote off our cumulative exploration and development expenditures of $111,947 entirely, since the claims were not explored. We did not incur exploration and development expenditures on Fish Creek Claims during the year ended May 31, 2011. During the nine months ended February 29, 2012 we incurred $2,139 on mining lease payment.

On October 1, 2011 the Company and Linux further amended the agreement to extend the option agreement to March 5, 2012.

On December 1, 2011 the Company and Teryl further amended the agreement to include the following terms which are subject to regulatory approval (Note 8):

•	Teryl will apply $75,000 of the balance owed by Linux to Teryl towards the above stated minimum exploration budget of US$500,000;

•	Teryl has an option to pay the expenditures for the Fish Creek property in cash in lieu of the exploration costs to the Company; and

•	The term of the agreement is extended to March 5, 2013.

As we announced on December 6, 2011, the assessment work and rental fees were completed for 2011.

Silverknife, Laird, BC, Canada

The Silverknife Property lies in a well mineralized and historically and currently important precious and base metals exploration intensive region. The Silverknife Property hosts a known historic prospect (the Silverknife Prospect) with defined Ag-Pb-Zn mineralization within only two km of Silvercorp’s active Silvertip Ag-Pb-Zn deposit. The Silverknife Property represents a prospective target for precious and base metals mineralization genetically related to the Silvertip deposit.

The silver-zinc-lead mineralization defined to date on the Silverknife Property is interpreted to be a distal, stratigrpahically lower zone than the Silvertip deposit and more proximate to the Cassiar Batholith (heatsource). The most relevant targets for mineral exploration on the Property are associated chimney-type feeder systems and mantos related to the Silvertip mineralizing event.

Pursuant to agreements with Reg Technologies Inc. (“Reg”), SMR Investments Ltd. (“SMR”), Rapitan Resources Inc. (“Rapitan”), and Chevron Minerals Ltd. (“Chevron”), we acquired a 30% working interest in the Silverknife mineral claims, situated in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR.

On December 21, 2010 we announced our purchase of an additional 10% NPI in the Silverknife property for consideration of 200,000 common shares (issued on January 25, 2011), resulting in our total ownership of 30% working interest and a 10% net profit interest of the property.

As we announced on December 6, 2011, the assessment work and rental fees were completed for 2011. Exploration work is planned for calendar year 2012.

On March 22, 2012 we announced that a one year extension has been submitted to the Ministry of Energy and Mines located in Smithers, BC. The original permit was granted on June 21, 2011, and we intend to drill the Project in summer 2012.

The 43-101 report completed by our independent geologist Paul D. Gray, P.Geo, recommends $360,000 work program consisting of the following:

Phase 1:
1. Phase IA: Systematic and Detailed Silverknife Camp Data Compilation and Digitization
2. Phase IB: Core Recovery Program
3. Phase IC: Ground Based Survey/Prospecting/Geological Survey Program
4. Phase ID: Detailed Geophysical Survey
5. Phase IE: Diamond Drilling of Discovery Zone
6. Phase IE: Technical Report Update

In 1983, the Silverknife Property was staked and from 1984-1988 Reg Resources Corp. and Chevron Minerals Inc. conducted a staged series of mineral exploration programs. Geochemistry and geophysics were the primary exploration tools applied to Property in the first phases of exploration from 1983-1985.A 1985, 30 hole diamond drill program was then completed targeting the geochemical and geophysical anomalies outlined from the initial programs. Based on this first phase drilling, a “Discovery Zone” of silver-zinc-lead mineralization was uncovered, including the following intersections:

•	Hole 85-4: 7.25m of 5.04oz/t Ag, 2.65% Pb and 3.09% Zn
•	Hole 85-6: 0.2m of 4.43oz/t Ag, 1.9% Pb and 3.42% Zn
•	Hole 85-21: 4.3 m of 29.02oz/t Ag, 10.14% Pb and 7.02% Zn

20 additional holes were collared from 1986-1987, the bulk of which were focused on defining and expanding the “Discovery Zone” mineralization on the Property. The 1987 drilling included the following mineralized intersections:

•	Hole 87-35: 18.02 m of 4.17 oz/t Ag, 1.67% Pb and 3.02% Zn
•	Hole 87-38: 9.99 m of 5.36 oz/t Ag, 1.73% Pb and 3.15% Zn
•	Hole 87-39: 4.63 m of 3.18 oz/t Ag, 4.60% Pb and 3.97% Zn
•	Hole 87-40: 5.94 m of 6.20 oz/t Ag, 3.47% Pb and 3.65% Zn
•	Hole 87-43: 8.00 m of 2.05 oz/t Ag, 1.59% Pb and 4.85% Zn
•	Hole 87-44: 3.66 m of 7.52 oz/t Ag, 6.21% Pb and 4.78% Zn

Kahiltna Terrane Option, Alaska, USA

On September 1, 2010 the Company signed a Letter Agreement with a group of owners (the “Vendors”) for mineral claims located in the Kahiltna Terrane area approximately 130 kilometers northwest of Anchorage, Alaska.

The letter agreement includes an option agreement (the “Option Agreement”) to acquire a 50% interest in eleven mineral claims (the “Fortitude Project”). Consideration for the option is as follows:

—	issue 50,000 common shares upon approval of the option agreement by the TSX.V (the“Approval Date”) (issued on November 2, 2010, at a fair value of $7,500);
—	issue an additional 50,000 common shares on the first anniversary of the Approval Date;
—	issue an additional 100,000 common shares and pay a US$10,000 cash payment on the second anniversary of the Approval Date; and
—	contribute $50,000 US for exploration expenditures in the first year and $100,000 US in exploration expenditures in the second year.

As at May 31, 2011, the Company planned to terminate the Option Agreement with the Vendors. Accordingly, property cost of $7,500 and exploration costs of $34,261 were written off. The Option Agreement was officially terminated on October 4, 2011.

Also in accordance with the Letter Agreement, on October 26, 2010 the Company staked and recorded an additional 23 mineral claims in the Kahiltna Terrane five miles from the exterior boundary of the Fortitude Project. The additional mineral claims are 100% owned by Teryl Resources Corp, subject to a 2½ % net royalty interest to the Vendors.

As we announced on December 6, 2011, the assessment work and rental fees were completed for 2011.

Oil and Gas Properties

Fayette and Burleson Counties, Texas

We own a 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas. During the nine months ended February 29, 2012, revenues of $19,984 were recorded from the Texas properties compared to revenues of $24,642 for the same period of 2011. The carrying cost of these wells has been completely depleted.

Summary of Quarterly Results

The following is a summary of our financial results of eight of our most recently completed quarters:

	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	months
	ended	ended	ended	ended	ended	ended	ended	ended
	Feb. 29,	Nov. 30,	Aug. 31,	May. 31,	Feb. 28,	Nov. 30,	Aug. 31,	May 31,
	2012	2011	2011	2011	2011	2010	2010	2010
Description	$	$	$	$	$	$	$	$
Revenues	$5,935	$5,738	$8,311	$7,824	$6,700	$11,785	$6,660	7,646
Income or
loss before
other items
Total	(554,367)	(71,029)	(59,360)	(262,583)	(116,667)	(91,956)	(59,360)	(958,937)
Per share	(0.009)	(0.001)	(0.001)	(0.002)	(0.002)	(0.001)	(0.00)	(0.01)
Net loss for period
Total	(554,367)	(71,029)	(59,360)	(262,583)	(116,667)	(91,856)	(59,360)	(958,937)
Per share	(0.009)	(0.001)	(0.001)	(0.002)	(0.002)	(0.002)	(0.001)	(0.01)

Our general and administrative expenses decreased steadily from 2011. But because we are in the exploration stage, variances by quarter reflect overall corporate activity and are also impacted by factors which are not recurring each quarter, such as exploration programs, property impairment, gain on sale of property and foreign exchange gain and losses.

Results of Operations

We incurred a net loss of $684,756 during the nine months ended February 29, 2012 (“2012”), compared to a net loss of $415,674 during the nine months ended February 28, 2011 (“2011”).

Net revenue from oil sales after operating costs and royalty decreased from $20,105 in 2011 to $15,830 in 2012. Our revenue and costs are largely dependent upon market condition.

During 2012 we completed the sale of our Gil Venture property. Although we recorded a gain on disposition of $571,084 as our advance royalty payment in US dollar is higher than our recorded expenditures on purchasing the ownership of the claims and exploration work on the property in US dollar, we also recorded a loss on foreign exchange of $1,014,498, because US dollar depreciated against Canadian dollar over the years during which we incurred the expenditures.

During 2012 we incurred higher filing and regulatory fees in relation to the disposition of the property. However, all other expenses decreased from 2011 to 2012 due to our continuing effort to streamline our operations:

	2012	2011
Consulting, management and directors’ fees (Note 8)	90,730	100,079
Office and sundry	21,681	29,370
Office rent and utilities	10,213	10,738
Professional fees	18,754	22,124
Publicity, promotion and investor relations	68,766	95,679
Secretarial and employee benefits	20,103	22,021
Travel, auto and entertainment	5,482	16,125

Liquidity and Capital Resources

In December, 2011 we received US$2,500,000 from the sale of our 20% interest in Gil Venture Property. The management believes that the Company has sufficient funds as working capital and to carry out exploration programs on its properties for a minimum of two years.

As of February 29, 2012 we had a cash position of $2,248,294, compared to $19,371 as at May 31, 2011, representing a significant increase of $2,228,923. As of February 29, 2012, we had a working capital of $2,255,102, compared to a working capital of $42,452 as at May 31, 2011.

During the nine months ended February 29, 2012, we also raised net proceeds of $52,645 from sale of 575,000 units of private placement at a price of $0.10 per unit.

During the nine months ended February 29, 2012, we repaid $24,854 to related parties.

We estimate that we will require approximately $270,000 to fund our general and administrative expenses for the next twelve months. We will also require $100,000 to complete the proposed exploration program on the West Ridge mineral property and $150,000 to complete out our exploration program on our Silverknife mineral property.

Transactions with Related Parties

Amounts due to/ from related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

Balances due from (to) related parties:

	February 29, 2011	May 31, 2011
	$	$
IAS Energy, Inc.	(2,500)	24,821
Reg Technologies Inc.	9,631	(7,213)
Linux Gold, Inc.	7,517	74,946
REGI US, Inc. (Interest on promissory note)	170	28,600
SMR Investments Ltd.	—	(8,776)
	14,818	112,378

During the nine months ended February 29, 2011 REGI US, Inc. repaid $3,916 to the Company and converted the balance of $24,684 into a promissory note owed to the Company at annual interest rate of $6%, for which the Company recorded interest income of $170 on the promissory note.

During the nine months ended February 29, 2012 Linux and the Company revised the Fish Creek property option agreement whereby the Company applies $75,000 of the balance owed by Linux as cash payment in lieu of exploration work required by the option agreement, in consideration of which Linux extended the option agreement for an additional year.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions not disclosed elsewhere in these financial statements are as follows:

SMR Investments Ltd. (“SMR”) is a private company controlled by an officer of the Company. Under a management contract with SMR, the Company agreed to pay up to $2,500 per month for management services. The Company was charged management fees by SMR of $22,500 during the nine months ended February 29, 2012 (2011 - $22,500). As of February 29, 2012, no balance (May 31, 2011 - $8,776) was payable to SMR by the Company.

During the nine months ended February 29, 2012, directors fees of $9,000 (2011 - $9,000) were paid to the President of the Company. Fees of $10,973 (2011 - $11,887) were accrued to KLR Petroleum Ltd. (which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

Subsequent Events and Significant Recent Developments

Effective March 12, 2012, the Company entered into an agreement with 0847473 B.C. Ltd., dba Micro Cap et al (hereafter Micro Cap), pursuant to which Micro Cap will provide investor relations services to the Company for a minimum period expiring September 14, 2012. A fee of $7,500 per month will be paid. In addition, the Company has granted to Micro Cap options to purchase 300,000 shares of the Company at $0.08 per share of which 25% (75,000 options) vested immediately upon grant and another 75,000 options on June 15, 2012, September 15, 2012 and December 15, 2012 respectively.

During April, 2011, 1,650,000 warrants exercisable into the Company’s common stock at $0.15 per share expired unexercised.

Directors and Officers

Our Board of Directors is as follows:

John Robertson
Suzan El-Khatib
Suzanne Robertson
Thomas Robertson

Our officers are:
John Robertson	President and Chief Executive Officer
Jane He	Chief Financial Officer

Share Capital

Our authorized share capital consists of 105,000,000 shares, divided into 100,000,000 common shares without par value and 5,000,000 preferred shares with a par value of $1.00 each. As of April 30, 2012, we have 72,678,605 common shares and no preferred shares issued and outstanding.

During the nine months ended February 29, 2012, we issued 575,000 units of capital stock pursuant to a private placement at $0.10 per unit. Each unit consists of one common share and one share purchase warrant exercisable into the Company’s common stock at $0.15 per share expiring September 30, 2012. In connection with the private placement finders’ fee of $2,100 was paid and 10,000 broker warrants were issued which are exercisable into the Company’s common stock at $0.15 per share expiring September 30, 2012. The broker warrants were valued at $202 using the Black-Scholes option pricing model, with the assumptions of risk free interest rate – 0.83%, expected life - one year, expected dividend yield - $ nil and expected stock price volatility – 111.84%.

The following is a summary of the stock options and share purchase warrants outstanding as at February 29, 2012:

Stock Options:

Expiry Date	Exercise Price	Number of Options	Remaining Contractual Life	Number of Options Exercisable
	$		(years)
April 24, 2012	0.150	1,650,000	0.15	412,500
November 7, 2012	0.220	25,000	0.69	6,250
March 10, 2013	0.210	75,000	1.03	18,750
October 30, 2014	0.185	225,000	2.67	56,250
November 5, 2014	0.185	50,000	2.69	12,500
April 19, 2015	0.240	100,000	3.14	25,000
August 26, 2013	0.190	250,000	1.49	250,000
		2,375,000		781,250

Warrants:

Expiry Date	Exercise Price	Number of Warrants	Remaining Contractual Life
	$		(years)
September 30, 2012	0.15	585,000	0.59
		585,000

Critical Accounting Policies

The critical accounting policies of the Company are outlined in our unaudited consolidated financial statements for the nine months ended February 29, 2012 and our audited consolidated financial statements for the year ended May 31, 2011. Accounting policies are critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on reported results or financial position.

New standards and interpretations

A number of new standards and interpretations issued by the International Accounting Standards Board and the International Financial Reporting Interpretations Committees, and amendments to standards and interpretations, are not yet effective for the nine months ended February 29, 2012, and have not been applied in preparing these unaudited interim consolidated financial statements. The extent of the impact of adoption of these standards and interpretations on the consolidated financial statements of the Corporation has not been determined.

Financial Instruments

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash, receivables, investments, advances to and from related parties, convertible loans, debt component of convertible loans and accounts payable and accrued liabilities.

Cash is designated as “held-for-trading” and measured at fair value. Receivables and advances to related parties are designated as “loans and receivables”. Investments are designated as “available-for-sale”. Advances from related parties, debt component of convertible loans and accounts payable and accrued liabilities are designated as “other financial liabilities”.

The carrying value of cash, receivables, advances to and from related parties and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term maturity. Investments are evaluated at fair value based on quoted market prices at the balance sheet date. Debt component of convertible loans are initially measured using proportional fair value method and subsequently carried at amortized cost.

Foreign exchange risk

The Company is primarily exposed to currency fluctuations relative to the Canadian dollar through expenditures that are denominated in US dollars. Also, the Company is exposed to the impact of currency fluctuations on its monetary assets and liabilities.

The operating results and the financial position of the Company are reported in Canadian dollars. Fluctuations in exchange rates will, consequently, have an impact upon the reported operations of the Company and may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than Canadian dollars:

		Accounts
		payable and
		accrued
February 29, 2012	Cash	liabilities

US dollars	$1,761,910	$26,536

		Accounts
		payable and
		accrued
May 31, 2011	Cash	liabilities

US dollars	$19,318	$34,275

At February 29, 2012, with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by +/- $173,537.

Interest rate, credit and market risk

The Company has minimal cash balances and no interest-bearing debt. The Company has no significant concentrations of credit risk arising from operations. The Company’s current policy is to invest any significant excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Receivables consist of HST due from the Federal Government. Management believes that the credit risk concentration with respect to receivables is remote.

Liquidity risk

The Company has no recent history of profitable operations and its present business is at an early stage. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources, and the lack of revenues. The Company has no investments in asset backed commercial paper.

In order to finance the Company’s exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales, from the exercise of convertible securities, loans from related parties and from the sale of investments. There can be no such assurance that it will be able to obtain adequate financing in the future or that the terms of any financing will be favourable. Many factors influence the Company’s ability to raise funds, including the state of the resource market and commodities prices, the climate for mineral exploration, the Company’s track record, and the experience and calibre of its management.

Fair Value Measurement

Three-level hierarchy for fair value measurements based upon the significance of inputs used in making fair value measurements is as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities.

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices).

Level 3 – inputs for the asset or liability that are not based on observable market data.

At February 29, 2012, all of the financial instruments measured at fair value are included in Level 1.

Capital Management

The capital of the Company consists of the items included in shareholders’ equity. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

The Company’s objectives of capital management are intended to safeguard the entity’s ability to continue the Company’s development and exploration of its mineral properties and support any expansionary plans.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its development and exploration objectives.

Risks and Uncertainties

Our principal activity is mineral exploration and development. Companies in this industry are subject to many and varied kinds of risks, but not limited to, environmental, metal prices, political and economical.

Although we have taken steps to verify the title to mineral properties in which we have an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title. Property titles may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

We have no significant sources of operating cash flow and no revenue from operations. Additional capital will be required to fund our exploration program. The sources of funds available to us are the sale of marketable securities, sale of equity capital or the offering of an interest in its project to another party. There is no assurance that we will be able to obtain adequate financing in the future or that such financing will be advantageous to us.

The property interests owned by us or in which we have an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations. Mineral exploration involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. Exploration of our mineral exploration may not result in any discoveries of commercial bodies of mineralization. If our efforts do not result in any discovery of commercial mineralization, we will be forced to look for other exploration projects or cease operations.

We are subject to the laws and regulations relating to environmental matters in all jurisdictions in which we operate, including provisions relating to property reclamation, discharge of hazardous materials and other matters. We may also be held liable should environmental problems be discovered that were caused by former owners and operators of our properties in which we previously had no interest. We conduct our mineral exploration activities in compliance with applicable environmental protection legislation. We are not aware of any existing environmental problems related to any of our current or former properties that may result in material liabilities to us.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.